MUFSON HOWE HUNTER & PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMER
8- 66587

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21**   AND ENDING **12/31/21**

                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MUFSON HOWE HUNTER & PARTNERS LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1717 ARCH STREET, 39TH FLOOR
(No. and Street)

PHILADELPHIA	**PA**	**19103**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOSEPH SIPKIN	**(917) 579-9152**	**JSIPKIN@LERNERSIPKIN.COM**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

REID CPAS, LLP
(Name – if individual, state last, first, and middle name)

7600 JERICHO TURNPIKE	**WOODBURY**	**NY**	**11797**
(Address)	(City)	(State)	(Zip Code)
7/2/2013		**5861**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, __JOSEPH SIPKIN__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to __MUFSON HOWE HUNTER & PARTNERS LLC__ as of __12/31/21__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature

CFO & FINOP

Title

Notary Public

CORINNE J. ROCHE
Notary Public, State of New York
No. 01RO4823600, Suffolk County
Term Expires 1/31/2023

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Mufson Howe Hunter & Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mufson Howe Hunter & Partners LLC as of December 31, 2021, and the related notes and supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mufson Howe Hunter & Partners LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mufson Howe Hunter & Partners LLC's management. Our responsibility is to express an opinion on Mufson Howe Hunter & Partners LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mufson Howe Hunter & Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Mufson Howe Hunter & Partners LLC's auditor since 2019.

Reid CPAs, LLP

Woodbury, NY
March 31, 2021

MUFSON HOWE HUNTER PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$ 18,607
Total assets	$ 18,607

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 1,500
Total liabilities	1,500

Member's Equity:

Total member's equity	17,107
Total liabilities and member's equity	$ 18,607

Note 1-   **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Concentration of Credit Risk

Financial instruments which potentially subject MHHP to concentrations of credit risk consist principally of cash. **MHHP** deposits its cash with its bank, which is a high credit, quality financial institution. At times, these deposits may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit.

Income Taxes

MHHP is a limited liability company (LLC) and a wholly-owned subsidiary of MHHC which is also a limited liability company. For both federal and state tax purposes, LLC's are taxed as partnerships. All income taxes on net earnings are payable by the member of the LLC and, accordingly, no provision for income taxes is required.

The Company accounts for uncertain tax positions using the accounting standard for uncertainty in income taxes. This standard clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a threshold and measurement attributes of the financial statement recognition and measurement of a tax position taken or expect to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense.

As of December 31, 2021, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company does not file income tax returns because it is a disregarded entity for income tax purposes.

The Tax Cuts and Jobs Act ("the Act") which was enacted on December 22, 2017 made key changes to the U.S. tax law, including the reduction of the U.S. federal corporate tax rate. Accounting Standards Codification 740 requires the efforts of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation in enacted. Since the earnings and losses of the Company are passed through to its member, the Company concluded that there was no impact to the financial statements for the year ended December 31, 2021.

Note 1 -   NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES (continued)

Revenue Recognition

Effective January I, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Note 2 -   REGULATORY REQUIREMENTS

MHHP is exempt from the provisions of rule 1 5c3-3 under the Securities Exchange Act of 1934 (reserve requirement for broker/dealers) in that MHHP does not hold funds or securities for customers. Pursuant to the net capital provisions of rule 1 5c3- 1 under the Securities Exchange Act of 1934, MHHP is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, MHHP had a net capital of $17,107 which was $12,107 in excess of its required net capital of $5,000. The Company's net capital ratio was 8.77%.

Note 3-   RELATED PARTIES

MHHC is a holding company and all broker dealer related business is conducted through MHHP and all non-broker dealer business is conducted through MHHA.

Note 3 -   **RELATED PARTIES (continued)**

MHHP has an expense sharing agreement with MHHA. Under the expense sharing agreement, **MHHP** is allocated its portion of indirect operating expenses (including payroll, rent, office supplies, computer and other operating expenses). During the year ended December 31, 2021, MHHP was allocated costs in the amount of $2,000.

Note 4-   **SUBSEQUENT EVENTS**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021, and through March 31, 2022 the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.

Note 5 -   **GOING CONCERN**

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had no revenues in 2021 and a loss from operations. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has pledged any additional support to the Company to enable it to continue as a going concern.

Note 6 -   **COVID-19**

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The outbreak could have a continued material adverse impact on economic and market conditions and continue to trigger periods of global economic slowdown. While the development and distribution of a vaccine presents the real possibility of ultimate containment of COVID-19, the outbreak continues to present ongoing uncertainty and risk with respect to the Company, its performance, and its financial results.